FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For the month of December

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________










 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO
                           CANADA, AUSTRALIA OR JAPAN

                             WATERFORD WEDGWOOD PLC
                  RECOMMENDED CASH OFFER FOR ROYAL DOULTON plc

Summary

* Waterford Wedgwood plc ("Waterford Wedgwood") announces the terms of a recommended cash offer to be made by or on behalf of Waterford Wedgwood U.K. plc ("Waterford Wedgwood UK"), a subsidiary of Waterford Wedgwood, for the entire issued and to be issued ordinary share capital of Royal Doulton plc ("Royal Doulton") under which Royal Doulton Shareholders will be offered 12p in cash for each Royal Doulton Share (the "Offer").

* The Offer values the whole of the issued share capital of Royal Doulton at approximately GBP 39.9 million (EUR 57.8 million).

* The Offer represents a premium of approximately 43 per cent. to the closing middle-market price of 8.38 pence per Royal Doulton Share on 20 October 2004 (the day before Waterford Wedgwood and Royal Doulton announced they were in talks regarding a potential offer for Royal Doulton).

* The Waterford Wedgwood Group currently holds 70,339,352 Royal Doulton Shares representing approximately 21.16 per cent. of Royal Doulton's issued share capital. These Royal Doulton Shares will not be the subject of the Offer.

* Waterford Wedgwood UK has received irrevocable undertakings to accept (or procure acceptances of) the Offer from:

   (i) the directors of Royal Doulton in respect of their aggregate holdings of 7,214,235 Royal Doulton Shares, representing approximately 2 per cent. of Royal Doulton's issued share capital and, in respect of, in aggregate, 5,000,000 Royal Doulton Options and such of the 4,900,000 Royal Doulton Shares subject to LTIP awards which are acquired by the Royal Doulton Directors pursuant to vesting of such awards; and,

   (ii) Sir Anthony O'Reilly, Chairman of Waterford Wedgwood (through Indexia Holdings Limited, a company which he wholly controls) and Mr Peter John Goulandris, Deputy Chairman of Waterford Wedgwood (through Cantique Holdings Limited, a company which he wholly controls) in respect of their aggregate holdings of 13,250,000 Royal Doulton Shares, representing approximately 4 per cent. of Royal Doulton's issued share capital.


* The Waterford Wedgwood Group therefore owns, or Waterford Wedgwood UK has received irrevocable undertakings to accept the Offer in respect of, a total of 90,803,587 Royal Doulton Shares, representing approximately 27 per cent. of Royal Doulton's issued share capital.

* In view of its size, the Offer is conditional, inter alia, on Waterford Wedgwood shareholder approval.

Commenting on the Offer, Sir Anthony O'Reilly, Chairman of Waterford Wedgwood, said:

"We are pleased to formalise this offer first outlined to our shareholders in October. As I said at the time, this acquisition would transform Waterford Wedgwood. The benefits are immediately apparent. We can add Royal Doulton's revenues to our own revenues without greatly increasing our costs."

Commenting on the Offer, Hamish Grossart, Chairman of Royal Doulton, said:

"I am delighted that we have been able to agree attractive offer terms with Waterford Wedgwood. The Enlarged Group will have outstanding people and enhanced competitiveness in the ceramic marketplace."

This summary should be read in conjunction with the full text of the following announcement. Appendix 2 to the following announcement contains definitions of certain terms used in this summary and in the following announcement.

PRESS ENQUIRIES

Waterford Wedgwood plc                    Tel: +353 1 4781 855

Redmond O'Donoghue, Group Chief Executive Officer
Peter Cameron, Group Chief Operating Officer
Paul D'Alton, Group Chief Financial Officer

Lazard & Co., Limited                     Tel: +44 20 7187 2000

Nicholas Shott
David Reitman

Davy                                      Tel: +353 1 679 6363

Hugh McCutcheon
Eugenee Mulhern

Panmure Gordon (UK Brokers)               Tel: +44 20 7187 2000

Tim Linacre
Hugh Morgan

Powerscourt (UK/ International Media)     Tel: +44 20 7236 5615

Rory Godson                               Tel: +44 7909 926 020

Dennehy Associates (Ireland)              Tel: +353 1 676 4733

Michael Dennehy                           Tel: +353 87 255 6923

College Hill (Investor Relations)         Tel: +44 20 7457 2020

Kate Pope                                 Tel: +44 7798 843 276
Mark Garraway                             Tel: +44 7771 860 938

Royal Doulton plc                         Tel: +44 1782 404040

Hamish Grossart
Wayne Nutbeen

Cazenove & Co. Ltd                        Tel: +44 20 7588 2828

Richard Wintour
Steve Baldwin

Hudson Sandler                            Tel: +44 20 7796 4133

Jessica Rouleau


Lazard is acting for Waterford Wedgwood UK and Waterford Wedgwood in connection with the Offer and no one else and will not be responsible to anyone other than Waterford Wedgwood UK and Waterford Wedgwood for providing the protections afforded to clients of Lazard nor for providing advice in connection with the Offer.

Cazenove is acting for Royal Doulton in connection with the Offer and no one else and will not be responsible to anyone other than Royal Doulton for providing the protections afforded to clients of Cazenove nor for providing advice in connection with the Offer.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe such restrictions. This announcement is not for release, distribution or publication in or into Canada, Australia or Japan or any other jurisdiction where it would be unlawful to do so.

The Offer will be made in the United States solely by Waterford Wedgwood UK. Neither Lazard nor any of its affiliates will be making the Offer in the United States.

The availability of the Offer to Royal Doulton Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Royal Doulton Shareholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

The Offer Document and the Form of Acceptance will contain important information and will be made available to those Royal Doulton Shareholders who are able to receive them, as a result of the laws of the jurisdictions in which they are resident. Royal Doulton Shareholders are advised to read the Offer Document and the Form of Acceptance (if they are permitted to receive them) when they are sent to them.

Subject to applicable UK and United States regulatory requirements, including, without limitation, the requirements set forth in Rule 14e-5 of Regulation 14E under the United States Securities Exchange Act of 1934, as amended, Lazard and Waterford Wedgwood or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Royal Doulton Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the United Kingdom and under applicable regulatory requirements (including applicable United States securities laws).

Cautionary Statement Regarding Forward Looking Statements: This announcement contains statements about the Waterford Wedgwood Group and the Royal Doulton Group that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of the Waterford Wedgwood Group's or the Royal Doulton Group's operations; and
(iii) the effects of government regulation on the Waterford Wedgwood Group's or the Royal Doulton Group's business.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward-looking statements attributable to the Waterford Wedgwood Group or the Royal Doulton Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.



                             WATERFORD WEDGWOOD PLC
                  RECOMMENDED CASH OFFER FOR ROYAL DOULTON PLC

 1.  Introduction

     The boards of Waterford Wedgwood U.K. plc ("Waterford Wedgwood UK"), a subsidiary of Waterford Wedgwood plc ("Waterford Wedgwood") and Royal Doulton plc ("Royal Doulton") announce that they have agreed the terms of a recommended cash offer to be made by or on behalf of Waterford Wedgwood UK for the entire issued and to be issued ordinary share capital of Royal Doulton other than (i) any Royal Doulton Shares held, or which become held, in treasury by Royal Doulton; and, (ii) the 70,339,352 Royal Doulton Shares already owned by the Waterford Wedgwood Group (representing approximately
     21.16 per cent. of Royal Doulton's issued share capital).

     The Royal Doulton Directors, who have been so advised by Cazenove, Royal Doulton's financial adviser, consider the terms of the Offer to be fair and reasonable. In providing its financial advice to the Royal Doulton Directors, Cazenove has taken into account the Royal Doulton Directors' commercial assessments of the Offer. Accordingly, the Royal Doulton Directors have unanimously recommended that Royal Doulton Shareholders accept the Offer, as they, and certain of their connected parties, have irrevocably undertaken to do in respect of their aggregate holdings of 7,214,235 Royal Doulton Shares, representing approximately 2 per cent. of Royal Doulton 's issued share capital, and in respect of, in aggregate, 5,000,000 Royal Doulton Options and such of the 4,900,000 Royal Doulton Shares subject to LTIP awards which are acquired by the Royal Doulton Directors pursuant to vesting of such awards.

 2.  The Offer

     The Offer, which will be on the terms and subject to the conditions set out below and in Appendix 1 and as set out in the Offer Document and the Form of Acceptance, will be made on the following basis:

          For each Royal Doulton Share                    12p in cash

     The Offer values the whole of the issued share capital of Royal Doulton (including Royal Doulton Shares held by the Waterford Wedgwood Group as described in paragraph 4 below, which are not the subject of the Offer) at approximately GBP 39.9 million (EUR 57.8 million) and represents a premium of 43 per cent. to the closing middle-market price of 8.38 pence per Royal Doulton Share on 20 October 2004 (the day before Waterford Wedgwood and Royal Doulton announced they were in talks regarding a potential offer for Royal Doulton).

     Royal Doulton Shares will be acquired pursuant to the Offer fully paid and free from all liens, charges, equities, encumbrances, rights of pre-emption and any other interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after 15 December 2004.

     The Offer is being made outside the United States by Lazard on behalf of Waterford Wedgwood UK and in the United States by Waterford Wedgwood UK. Royal Doulton Shareholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

 3.  Background to and reasons for the Offer

     The directors of Waterford Wedgwood UK believe that, for the following reasons, the logic for a combination of Royal Doulton and Waterford Wedgwood is compelling:

     * First, the intended closure by Royal Doulton of its UK Nile Street factory at Stoke-on-Trent and the transfer of production of the Royal Doulton and Minton brands to Waterford Wedgwood's state-of-the-art Barlaston facility would result in lower incremental costs relative to the Nile Street costs, whilst also maximising production capacity at Barlaston.

     * Secondly, it is intended to implement a programme of rationalisation of retail operations and integration of administration functions, both globally and at head office levels, and to combine the Royal Doulton and Wedgwood purchasing and sourcing activities in order to yield further cost savings for the Enlarged Group.

     * Finally, the degree to which the Royal Doulton brands complement those of Waterford Wedgwood is important. Royal Doulton's brand recognition in the UK is very good (as confirmed by independent market research). The Enlarged Group would therefore benefit from a portfolio of strong brands. The combination of the sale and distribution of the Royal Doulton brands with those in the Waterford Wedgwood portfolio should yield further economies.

 4.  Irrevocable undertakings and holdings

     The Waterford Wedgwood Group currently holds 70,339,352 Royal Doulton Shares representing, in aggregate, 21.16 per cent. of Royal Doulton's issued share capital. These Royal Doulton Shares will not be the subject of the Offer.

     Waterford Wedgwood UK has received irrevocable undertakings to accept (or procure acceptances of) the Offer from:

     (a) the Royal Doulton Directors (for themselves and on behalf of certain connected persons) in respect of their aggregate holdings of 7,214,235 Royal Doulton Shares, representing approximately 2 per cent. of Royal Doulton's issued share capital and, in respect of, in aggregate, 5,000,000 Royal Doulton Options and such of the 4,900,000 Royal Doulton Shares subject to LTIP awards which are acquired by the Royal Doulton Directors pursuant to vesting of such awards; and

     (b) Sir Anthony O'Reilly, Chairman of Waterford Wedgwood (through Indexia Holdings Limited, a company which he wholly controls) and Mr Peter John Goulandris, Deputy Chairman of Waterford Wedgwood (through Cantique Holdings Limited, a company which he wholly controls) in respect of their aggregate holdings of 13,250,000 Royal Doulton Shares, representing approximately 4 per cent. of Royal Doulton's issued share capital.

     The terms of these irrevocable undertakings require acceptance of the Offer even if a competing or higher offer from a third party is received by Royal Doulton.

     The Waterford Wedgwood Group therefore owns, or Waterford Wedgwood UK has received irrevocable undertakings to accept the Offer in respect of, a total of 90,803,587 Royal Doulton Shares, representing approximately 27 per cent. of Royal Doulton's issued share capital.

 5.  Information relating to Waterford Wedgwood

     Waterford Wedgwood is one of the world's leading designers, manufacturers and marketers of high quality crystal, fine bone china and porcelain. The Waterford Wedgwood Group's portfolio of established luxury lifestyle brands includes Waterford crystal, Wedgwood fine bone china and Rosenthal porcelain. The Waterford Wedgwood Group also has well established co-branding relationships with a range of leading designers and celebrities, including Versace, Vera Wang, Jasper Conran and John Rocha.

     Waterford Wedgwood Stock Units are listed on the Irish Stock Exchange (primary listing) and on the London Stock Exchange (primary listing).

     For the year ended 31 March 2004, Waterford Wedgwood generated net sales of EUR 832 million including discontinued operations. In that year:

     *    crystal accounted for 31.6 per cent. of net sales (EUR 263 million);

     *    ceramics accounted for 43.9 per cent. of net sales (EUR 366 million);

     * premium cookware (including products manufactured and distributed by All-Clad) accounted for 12.0 per cent. of net sales (EUR 100 million); and

     * sales of other products (including Linens, Writing Instruments and Holiday Heirlooms) accounted for the remaining 12.4 per cent. of the Waterford Wedgwood Group's sales (EUR 103 million).

     On 2 June 2004, Waterford Wedgwood announced that it had entered into an agreement to sell All-Clad, its US based cookware subsidiary to Groupe SEB for a total consideration of USD 250 million (approximately EUR 206 million). The sale completed on 27 July 2004.

 6.  Information relating to Royal Doulton

     Royal Doulton is engaged in the manufacture, distribution and sale of quality ceramic and glassware products to the giftware, collectable and tabletop markets. Royal Doulton, which has its origins in 1815, became a listed company in 1993 following its demerger from Pearson plc.

     Royal Doulton's principal brands are Royal Doulton, Minton and Royal Albert. It has retail, concession and wholesale selling operations throughout the developed world, its primary markets being the UK, Canada, Australia, Japan and the United States, with distribution capabilities in each of these markets. By the end of 2002, Royal Doulton had transferred the production of its Royal Albert brand to Indonesia.

     In the year to 31 December 2003, Royal Doulton reported a loss before tax and after exceptional items of GBP 5.0 million (EUR 7.2 million) on turnover of GBP 116.5 million (EUR 168.8 million). Net assets at 31 December 2003 were GBP 28.9 million (EUR 41.9 million).

 7.  Management and employees

     Waterford Wedgwood UK attaches importance to the skills and experience of the existing management and employees of Royal Doulton. The existing employment rights of the employees of Royal Doulton will be fully safeguarded.

     Based on information made available to them by Royal Doulton, the directors of Waterford Wedgwood UK have carefully considered the position of the Royal Doulton UK Pension Scheme, including the current level of contributions and the disclosed pension deficit. Waterford Wedgwood UK believes that as part of the Enlarged Group, Royal Doulton will be in a position to safeguard the interests of the members of the Royal Doulton UK Pension Scheme.

     Specific management changes proposed following the Offer would involve David Sculley, former Vice-President of H.J. Heinz Company and current non-executive director of Waterford Wedgwood, becoming Chairman of the combined Wedgwood and Royal Doulton businesses. Mr Sculley would assume responsibility for overseeing the integration. Mr Sculley's appointment, together with that of Wayne Nutbeen, Royal Doulton chief executive and Geoffrey Martin, Royal Doulton finance director, to the enlarged Wedgwood/ Royal Doulton division would, with the existing Waterford Wedgwood team, create a management team with considerable ceramics and restructuring experience and expertise. These appointments would not affect the composition of the boards of Waterford Wedgwood or Waterford Wedgwood UK.

 8.  Share Option Plans and LTIPs

     The Offer extends to any Royal Doulton Shares which are unconditionally allotted or issued on or prior to the date on which the Offer closes (or such earlier date as Waterford Wedgwood UK may, subject to the City Code, decide), including shares issued pursuant to the exercise of options or the vesting of awards granted under the Royal Doulton Share Option Plans and the LTIPs.

     After the Offer becomes or is declared unconditional in all respects, it is expected that all outstanding options under the Royal Doulton Share Option Plans will become exercisable in full and all awards granted under the LTIPs will vest in full, save that (i) awards granted in 1998 and 1999 under the Royal Doulton Incentive Share Plan will not vest as they are time expired and (ii) awards granted in 2004 under the Royal Doulton Long Term Incentive Plan 2003 are expected to vest only as to one third of the Royal Doulton Shares subject to such awards.

     Appropriate proposals will be made in due course to participants in the Royal Doulton Share Option Plans and the LTIPs.

 9.  Extraordinary General Meeting

     In view of its size it is necessary for the shareholders of Waterford Wedgwood to approve the Offer. A notice convening the Extraordinary General Meeting has been despatched today to the shareholders of Waterford Wedgwood.

     The Offer is to be financed from the proceeds of a rights issue announced by Waterford Wedgwood on 21 October 2004 (the "Rights Issue"). The Rights Issue is fully underwritten and will raise approximately EUR 100 million before expenses.

     None of the rights under the Rights Issue, or the securities to be issued under the Rights Issue has been or will be registered under the United States Securities Act of 1933, as amended; they may not be offered or sold in the United States absent registration or an applicable exemption from registration.

     The Offer is conditional upon:

     (a) the receipt by Waterford Wedgwood UK of valid acceptances (which are not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on 14 January 2005 (or such later time(s) and/or date(s) as Waterford Wedgwood UK may determine, in accordance with the City Code and the United States Securities Exchange Act of 1934, as amended, or otherwise with the consent of the Panel) (the "First Closing Date") in respect of not less than 90 per cent. (or such lesser percentage as Waterford Wedgwood UK may decide) in nominal value of the Royal Doulton Shares to which the Offer relates, provided that this condition will not be satisfied unless Waterford Wedgwood UK (together with Waterford Wedgwood and its wholly owned subsidiaries) shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Royal Doulton Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Royal Doulton;

     (b) the admission of all of the Stock Units to be issued under the terms of the Rights Issue, nil paid, to the official list of the Irish Stock Exchange and the official list maintained by the UK Listing Authority and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective in accordance with the Listing Rules and, in relation only to admission to trading of such units on the London Stock Exchange, the Admission and Disclosure Standards of the London Stock Exchange from time to time;

     (c) the holders of Waterford Wedgwood ordinary shares resolving, in general meeting, to approve the Offer in accordance with the requirements of the Listing Rules. A meeting of the holders of Waterford Wedgwood ordinary shares to consider and, if thought fit, to grant such approval has been convened for 10 January 2005; and

     (d) certain other conditions, being customary conditions for an offer of this nature.

10. Delisting of Royal Doulton Shares, compulsory acquisition, re-registration, deferred shares

     After the Offer becomes or is declared unconditional in all respects, Waterford Wedgwood UK intends to procure the making of an application by Royal Doulton to delist the Royal Doulton Shares from the Official List and /or the cancellation of trading on the London Stock Exchange's market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 business days after the Offer becomes unconditional in all respects. Delisting would significantly reduce the liquidity and marketability of any Royal Doulton Shares not assented to the Offer.

     If Waterford Wedgwood UK receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Royal Doulton Shares to which the Offer relates, Waterford Wedgwood UK intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Act to acquire compulsorily the remaining Royal Doulton Shares.

     It is also proposed that, following the Offer becoming unconditional in all respects and after the Royal Doulton Shares are delisted, Royal Doulton will be re-registered as a private company under the relevant provisions of the Act and that the Royal Doulton Deferred Shares in issue will be purchased by Royal Doulton for negligible consideration in accordance with the provisions of Royal Doulton's articles of association.

11.  General

     The Offer will be on the terms and subject to the conditions set out herein and in Appendix 1, and as set out in the Offer Document and Form of Acceptance. The Offer Document together with a Form of Acceptance (in the case of shareholders who hold their shares in certificated form) is being sent to shareholders of Royal Doulton today.


PRESS ENQUIRIES

Waterford Wedgwood plc                    Tel: +353 1 4781 855

Redmond O'Donoghue, Group Chief Executive Officer
Peter Cameron, Group Chief Operating Officer
Paul D'Alton, Group Chief Financial Officer

Lazard & Co., Limited                     Tel: +44 20 7187 2000

Nicholas Shott
David Reitman

Davy                                      Tel: +353 1 679 6363

Hugh McCutcheon
Eugenee Mulhern

Panmure Gordon (UK Brokers)               Tel: +44 20 7187 2000

Tim Linacre
Hugh Morgan

Powerscourt (UK/ International Media)     Tel: +44 20 7236 5615

Rory Godson                               Tel: +44 7909 926 020

Dennehy Associates (Ireland)              Tel: +353 1 676 4733

Michael Dennehy                           Tel: +353 87 255 6923

College Hill (Investor Relations)         Tel: +44 20 7457 2020

Kate Pope                                 Tel: +44 7798 843 276
Mark Garraway                             Tel: +44 7771 860 938

Royal Doulton plc                         Tel: +44 1782 404040

Hamish Grossart
Wayne Nutbeen

Cazenove & Co. Ltd                        Tel: +44 20 7588 2828

Richard Wintour
Steve Baldwin

Hudson Sandler                            Tel: +44 20 7796 4133

Jessica Rouleau


Lazard is acting for Waterford Wedgwood UK and Waterford Wedgwood in connection with the Offer and no one else and will not be responsible to anyone other than Waterford Wedgwood UK and Waterford Wedgwood for providing the protections afforded to clients of Lazard nor for providing advice in connection with the Offer.

Cazenove is acting for Royal Doulton and no one else in connection with the Offer and will not be responsible to anyone other than Royal Doulton for providing the protections afforded to clients of Cazenove nor for providing advice in connection with the Offer.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe such restrictions. This announcement is not for release, distribution or publication in or into Canada, Australia or Japan or any other jurisdiction where it would be unlawful to do so.

The Offer will be made in the United States solely by Waterford Wedgwood UK. Neither Lazard nor any of its affiliates will be making the Offer in the United States.

The availability of the Offer to Royal Doulton Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Royal Doulton Shareholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

The Offer Document and the Form of Acceptance will contain important information and will be made available to those Royal Doulton Shareholders who are able to receive them, as a result of the laws of the jurisdictions in which they are resident. Royal Doulton Shareholders are advised to read the Offer Document and the Form of Acceptance (if they are permitted to receive them) when they are sent to them.

Subject to applicable UK and United States regulatory requirements, including, without limitation, the requirements set forth in Rule 14e-5 of Regulation 14E under the United States Securities Exchange Act of 1934, as amended, Lazard and Waterford Wedgwood or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Royal Doulton Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the United Kingdom and under applicable regulatory requirements (including applicable United States securities laws).

Cautionary Statement Regarding Forward Looking Statements: This announcement contains statements about the Waterford Wedgwood Group and the Royal Doulton Group that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of the Waterford Wedgwood Group's or the Royal Doulton Group's operations; and
(iii) the effects of government regulation on the Waterford Wedgwood Group's or the Royal Doulton Group's business.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward-looking statements attributable to the Waterford Wedgwood Group or the Royal Doulton Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

                                   APPENDIX 1
                   CONDITIONS AND FURTHER TERMS OF THE OFFER

The Offer, which is being made in the UK by Lazard on behalf of Waterford Wedgwood UK (and in the United States by Waterford Wedgwood UK), will comply with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code, will be governed by English law and will be subject to the jurisdiction of the Courts of England. In addition it will be subject to the terms and conditions set out in the Offer Document and related Form of Acceptance.

1.  Conditions of the Offer

    The Offer is conditional on:

    (a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on 14 January 2005 (or such later time(s) and/or date(s) as Waterford Wedgwood UK may determine, in accordance with the City Code and the United States Securities Exchange Act of 1934, as amended, or otherwise with the consent of the Panel) (the "First Closing Date") in respect of not less than 90 per cent. (or such lesser percentage as Waterford Wedgwood UK may decide) in nominal value of the Royal Doulton Shares to which the Offer relates, provided that this condition will not be satisfied unless Waterford Wedgwood UK (together with Waterford Wedgwood and its wholly owned subsidiaries) shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Royal Doulton Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Royal Doulton, including for this purpose any such voting rights attaching to Royal Doulton Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

        For the purposes of this condition:

        (i) Royal Doulton Shares which have been unconditionally allotted (but not issued) shall be deemed to carry the voting rights they will carry upon issue;

        (ii) the expression "Royal Doulton Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Act; and

        (iii) valid acceptances shall be deemed to have been received in respect of Royal Doulton Shares which are treated for the purposes of section 429(8) of the Act as having been acquired or contracted to be acquired by Waterford Wedgwood UK by virtue of acceptances of the Offer;

    (b) the passing at an extraordinary general meeting of Waterford Wedgwood (or at any adjournment of the meeting) of all resolutions as are necessary:

        (i) to approve the Offer in accordance with Chapter 10 of the Listing Rules; and

        (ii) otherwise to fund, effect and implement the Offer and the acquisition of any shares in Royal Doulton;

    (c) the admission to the official list of the Irish Stock Exchange and to the Official List of all of the Stock Units (nil paid) to be issued pursuant to the Rights Issue becoming effective in accordance with the listing rules of the Irish Stock Exchange and the listing rules of the UK Listing Authority (respectively) and the admission to trading on the respective main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective in accordance with the listing rules of the Irish Stock Exchange and the Admission and Disclosure Standards of the London Stock Exchange from time to time;

    (d) all necessary notifications and filings having been made and all applicable waiting periods (including any extensions thereof) under the United States Hart Scott Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Offer (including, without limitation, in respect of its implementation and financing) and the acquisition or the proposed acquisition of any shares or other securities in, or control of, Royal Doulton by any member of the Wider Waterford Wedgwood Group;

    (e) no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having given notice to Royal Doulton or Waterford Wedgwood UK that it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or otherwise having done anything or having enacted, made or proposed any statute, regulation, decision, order or change to published practice and there not continuing to be outstanding any statute, regulation, decision or order which would or might be expected to:

        (i) make the Offer, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control of, Royal Doulton by any member of the Wider Waterford Wedgwood Group void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise directly or indirectly prohibit, or materially restrain, restrict, delay or otherwise interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge or require amendment of the Offer or the acquisition of any such shares or securities by any member of the Wider Waterford Wedgwood Group;

        (ii) require, prevent or materially delay the divestiture or materially alter the terms envisaged for such divestiture by any member of the Wider Waterford Wedgwood Group or by any member of the Wider Royal Doulton Group of all or any part of its businesses, assets or property or impose any limitation on the ability of any of them to conduct their businesses (or any part thereof) or to own any of their assets or properties (or any part thereof) to an extent which is material in the context of the Wider Waterford Wedgwood Group or the Wider Royal Doulton Group taken as a whole;

        (iii) impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Waterford Wedgwood Group directly or indirectly to acquire or hold or to exercise effectively all or any rights of ownership in respect of shares or other securities in Royal Doulton or on the ability of any member of the Wider Royal Doulton Group or any member of the Wider Waterford Wedgwood Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider Royal Doulton Group;

        (iv) require any member of the Wider Waterford Wedgwood Group or the Wider Royal Doulton Group to acquire or offer to acquire any shares, other securities (or the equivalent) or interest in any member of the Wider Royal Doulton Group owned by any third party (other than in the implementation of the Offer);

        (v) require, prevent or materially delay a divestiture by any member of the Wider Waterford Wedgwood Group of any shares or other securities (or the equivalent) in Royal Doulton;

        (vi) result in any member of the Wider Royal Doulton Group ceasing to be able to carry on business under any name under which it presently does so to an extent which is material in the context of the Royal Doulton Group taken as a whole;

        (vii) impose any material limitation on the ability of any member of the Wider Waterford Wedgwood Group or any member of the Wider Royal Doulton Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Waterford Wedgwood Group and/or the Wider Royal Doulton Group; or

        (viii) except as fairly disclosed in writing by Royal Doulton to Waterford Wedgwood UK prior to 10 December 2004 or as publicly announced to a Regulatory Information Service by or on behalf of Royal Doulton before that date, otherwise affect the business, assets, profits or prospects of any member of the Wider Royal Doulton Group or any member of the Wider Waterford Wedgwood Group in a manner which is adverse to and material in the context of the Royal Doulton Group taken as a whole or of the obligations of any members of the Waterford Wedgwood Group taken as a whole in connection with the Offer (as the case may be), and all applicable waiting and other time periods during which any such Third Party could decide to take, institute or implement any such action, proceeding, suit, investigation, enquiry or reference or take any other step in relation thereto under the laws of any jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any Royal Doulton Shares or otherwise intervene having expired, lapsed, or been terminated;

    (f) no undertakings or assurances being sought from Waterford Wedgwood UK, any member of the Wider Waterford Wedgwood Group or any member of the Wider Royal Doulton Group by the Secretary of State for Trade and Industry or any other third party, the effect of which would be material in the context of the business of the Wider Waterford Wedgwood Group, except on terms satisfactory to Waterford Wedgwood UK;

    (g) all necessary notifications, filings or applications having been made in connection with the Offer and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with and all Authorisations necessary in any jurisdiction for or in respect of the Offer and the acquisition or the proposed acquisition of any shares or other securities in, or control of, Royal Doulton by any member of the Wider Waterford Wedgwood Group having been obtained in terms and in a form satisfactory to Waterford Wedgwood UK from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Royal Doulton Group or the Wider Waterford Wedgwood Group has entered into contractual arrangements and all such Authorisations necessary or appropriate to carry on the business of any member of the Wider Royal Doulton Group in any jurisdiction having been obtained in each case where the direct consequence of a failure to make such notification or filing or to wait for the expiry, lapse or termination of any such waiting period or to comply with such obligation or obtain such Authorisation would have a material adverse effect on the Royal Doulton Group, any member of the Waterford Wedgwood Group or the ability of Waterford Wedgwood UK to implement the Offer and all such Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise unconditional and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

    (h) except as fairly disclosed in the Annual Report and Accounts or in the Royal Doulton Interim Results or as publicly announced to a Regulatory Information Service by or on behalf of Royal Doulton before 10 December 2004 or as fairly disclosed in writing by Royal Doulton to Waterford Wedgwood UK before 10 December 2004, there being no provision of any arrangement, agreement, licence, permit, lease or other instrument to which any member of the Wider Royal Doulton Group is a party or by or to which any such member or any of its assets is or may be bound or be subject or any event or circumstance which, as a consequence of the Offer or the acquisition or the proposed acquisition by any member of the Wider Waterford Wedgwood Group of any shares or other securities in Royal Doulton or because of a change in the control or management of any member of the Wider Royal Doulton Group or otherwise, could or might reasonably be expected to result in, in each case to an extent which is material in the context of the Royal Doulton Group taken as a whole:

        (i) any monies borrowed by, or any other indebtedness, actual or contingent, of any member of the Wider Royal Doulton Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

        (ii) the rights, liabilities, obligations, interests or business of any member of the Wider Royal Doulton Group under any such arrangement, agreement, licence, permit, lease or instrument or the interests or business of any member of the Wider Royal Doulton Group in or with any other firm or company or body or person (or any agreement or arrangement relating to any such business or interests) being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

        (iii) any member of the Wider Royal Doulton Group ceasing to be able to carry on business under any name under which it presently does so to an extent which is material in the context of the Royal Doulton Group taken as a whole;

        (iv) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider Royal Doulton Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Royal Doulton Group;

        (v) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Royal Doulton Group;

        (vi) the value of, or the financial or trading position of, any member of the Wider Royal Doulton Group being prejudiced or adversely affected; or

        (vii) the creation of any liability (actual or contingent) by any member of the Wider Royal Doulton Group other than in the ordinary course of business;

    (i) except as fairly disclosed in the Annual Report and Accounts or in the Royal Doulton Interim Results or as publicly announced to a Regulatory Information Service by or on behalf of Royal Doulton before 10 December 2004 or as fairly disclosed in writing by Royal Doulton to Waterford Wedgwood UK before 10 December 2004, no member of the Wider Royal Doulton Group having, since 31 December 2003:

        (i) issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold or agreed to transfer or sell or authorised or proposed the transfer or sale of Royal Doulton Shares out of treasury (save, where relevant, as between Royal Doulton and wholly-owned subsidiaries of Royal Doulton and save for the issue or transfer out of treasury of Royal Doulton Shares on the exercise of options or the vesting of LTIP awards granted before 20 October 2004 (the day before Waterford Wedgwood and Royal Doulton announced they were in talks regarding a potential offer for Royal Doulton);

        (ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether payable in cash or otherwise) other than to Royal Doulton or one of its wholly-owned subsidiaries;

        (iii) save for transactions between Royal Doulton and its wholly owned subsidiaries, merged with or demerged from or acquired any body corporate, partnership or business or acquired or disposed of, or, other than in the ordinary course of business, transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any asset (including shares and trade investments) or authorised, proposed or announced any intention to do so, in each case to an extent which is material in the context of the Royal Doulton Group;

        (iv) save for transactions between Royal Doulton and its wholly owned subsidiaries or between such wholly owned subsidiaries, made, authorised, proposed or announced an intention to propose any change in its loan capital;

        (v) issued, authorised or proposed the issue of any debentures or (save in the ordinary course of business and save as between Royal Doulton and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or become subject to any contingent liability to an extent which is material in the context of the Royal Doulton Group;

        (vi) entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude, or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Royal Doulton Group or which is or is likely to be restrictive on the business of any member of the Wider Royal Doulton Group or the Wider Waterford Wedgwood Group, in each case to an extent which is material in the context of the Royal Doulton Group;

        (vii) entered into or varied the terms of any service agreement with any director or senior executive of the Wider Royal Doulton Group;

        (viii) proposed, agreed to provide or modified in any material respect the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider Royal Doulton Group which, taken as a whole, are material in the context of the Royal Doulton Group taken as a whole;

        (ix) made or agreed or consented to any significant change to the terms of the trust deeds or other documents constituting or governing the pension schemes established for its directors, employees or former directors or employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made or to the basis upon which any such scheme is, or is to be, funded or which might otherwise result in any contribution or other payment becoming due and payable by any member of the Wider Royal Doulton Group to or in respect of such scheme, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

        (x) implemented, effected or authorised, proposed or announced its intention to implement any composition, assignment, reconstruction, amalgamation, commitment, scheme or other transaction or arrangement (other than the Offer) otherwise than in the ordinary course of business;

        (xi) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

        (xii) waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the Royal Doulton Group taken as a whole;

        (xiii) made any material alteration to its memorandum or articles of association or other incorporation documents;

        (xiv) other than in respect of a member which is dormant and was solvent at the relevant time, taken or proposed any steps, corporate action or had any legal proceedings instituted or threatened against it in relation to the suspension of payments, a moratorium of any indebtedness, its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any administrator, receiver, manager, administrative receiver, trustee or similar officer of any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed;

        (xv) been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business; or

        (xvi) entered into any contract, commitment, agreement or arrangement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

    (j) since 31 December 2003, and except as fairly disclosed in the Annual Report and Accounts or in the Royal Doulton Interim Results or as publicly announced to a Regulatory Information Service by or on behalf of Royal Doulton before 10 December 2004 or as fairly disclosed in writing by Royal Doulton to Waterford Wedgwood UK before 10 December 2004:

        (i) there having been no adverse change in the business, assets, financial or trading position or profits or prospects or operational performance of any member of the Wider Royal Doulton Group to an extent which is material to the Royal Doulton Group taken as a whole;

        (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against any member of the Wider Royal Doulton Group or to which any member of the Wider Royal Doulton Group is or may become a party (whether as claimant or defendant or otherwise) and no enquiry or investigation, other than as a result of the Offer, by, or complaint or reference to, any Third Party against or in respect of any member of the Wider Royal Doulton Group having been threatened, announced or instituted by or against, or remaining outstanding in respect of, any member of the Wider Royal Doulton Group which, in any such case, might reasonably be expected materially and adversely to affect the Royal Doulton Group taken as a whole;

        (iii) no contingent or other liability having arisen or become known to Waterford Wedgwood UK which might be likely to adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Royal Doulton Group to an extent which is material to the Royal Doulton Group taken as a whole; and

        (iv) no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Royal Doulton Group, which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material and likely adversely to affect the Royal Doulton Group taken as a whole;

    (k) since 31 December 2003, and except as fairly disclosed in the Annual Report and Accounts or in the Royal Doulton Interim Results or as publicly announced to a Regulatory Information Service by or on behalf of Royal Doulton before 10 December 2004 or as fairly disclosed in writing by Royal Doulton to Waterford Wedgwood UK before 10 December 2004, Waterford Wedgwood UK not having discovered:

        (i) that any financial, business or other information concerning the Wider Royal Doulton Group publicly disclosed or disclosed to any member of the Wider Waterford Wedgwood Group at any time by or on behalf of any member of the Wider Royal Doulton Group which is material in the context of the acquisition of Royal Doulton by any member of Waterford Wedgwood Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading;

        (ii) that any member of the Wider Royal Doulton Group is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report and Accounts or the Royal Doulton Interim Results, and which is material in the context of the Royal Doulton Group; and

        (iii) any information which affects the import of any information disclosed to Waterford Wedgwood UK at any time by or on behalf of any member of the Wider Royal Doulton Group which is material in the context of the Royal Doulton Group; and

    (l) in relation to any release, emission, accumulation, discharge, disposal or other fact or circumstance which has impaired or is likely to impair the environment (including property) or harmed or is likely to harm human health, no past or present member of the Wider Royal Doulton Group, in a manner or to an extent which is material in the context of the Royal Doulton Group, (i) having committed any violation of any applicable laws, statutes, regulations, notices or other requirements of any Third Party; and/or (ii) having incurred any liability (whether actual or contingent) to any Third Party; and/or (iii) being likely to incur any liability (whether actual or contingent), or being required, to make good, remediate, repair, re-instate or clean up the environment (including any property).

    Waterford Wedgwood UK reserves the right to waive in whole or in part all or any of conditions (d) to (l) inclusive. Conditions (b) to (l) inclusive must be satisfied as at, or waived (where possible) on or before, the later of midnight on the 21st day after First Closing Date and the date on which condition (a) is fulfilled (or, in each case, such later date as the Panel may agree). Waterford Wedgwood UK shall be under no obligation to waive, or to determine to be or treat as fulfilled, any of conditions (b) to (l) inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

    If the Panel requires Waterford Wedgwood UK to make an Offer for Royal Doulton Shares under the provisions of Rule 9 of the City Code, Waterford Wedgwood UK may make such alterations to the terms and conditions of the Offer, including condition 1(a) of this Appendix 1, as are necessary to comply with the provisions of that Rule.

2.  Further Terms of the Offer

    The Offer will lapse if it is referred to the UK Competition Commission before the later of 3.00 p.m. on the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances. If the Offer so lapses, the Offer will cease to be capable of further acceptance and persons accepting the Offer and Waterford Wedgwood UK will cease to be bound by forms of acceptance submitted on or before the time when the Offer lapses.

                                   APPENDIX 2
                                  DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

"Act"                the Companies Act 1985, as amended

"Annual Report and   the annual report and audited accounts of Royal Doulton for
Accounts"            the year ended 31 December 2003

"Authorisations"     authorisations, orders, grants, recognitions,
                     confirmations, consents, licences, clearances, certificates, permissions or approvals

"Cazenove"           Cazenove & Co. Ltd

"City Code"          The City Code on Takeovers and Mergers

"Enlarged Group"     Waterford Wedgwood Group together with the Royal Doulton
                     Group

"Form of             the Form of Acceptance and Authority for use by Royal
Acceptance"          Doulton Shareholders in connection with the Offer

"FSA"                Financial Services Authority

"Irish Stock         The Irish Stock Exchange Limited
Exchange"

"Irish Takeover      the Irish Takeover Panel Act 1997, Takeover Rules 2001 and
Rules"               2002 (as amended) or any of them as the context may
                     require

"Lazard"             Lazard & Co., Limited

"Listing Rules"      the listing rules of the Irish Stock Exchange and/or, where appropriate, the listing rules made by the UK Listing
                     Authority under section 74 of the Financial Services and Markets Act 2000

"London Stock        the London Stock Exchange plc or its successor
Exchange"

"LSE Admission       the rules issued by the London Stock Exchange in relation
Standards"           to the admission to trading of, and continuing requirements for, securities admitted to trading on the London Stock
                     Exchange's market for listed securities

"LTIPs" the Royal Doulton Incentive Share Plan and the Royal Doulton Long Term Incentive Plan 2003

"Offer" the recommended offer made (outside the United States) by Lazard on behalf of Waterford Wedgwood UK and (in the United States) by Waterford Wedgwood UK to acquire all the Royal Doulton Shares (other than any Royal Doulton Shares held, or which become held, in treasury by Royal Doulton and the 70,339,352 Royal Doulton Shares already owned by The Waterford Wedgwood Group) on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer and includes any election available in connection with it

"Offer Document"     the document containing and setting out the terms and
                     conditions of the Offer

"Official List"      the official list of the UK Listing Authority

"Panel"              the Panel on Takeovers and Mergers

"Regulatory          any information service authorised from time to time by the
Information          UK Listing Authority for the purpose of dissemination of
Service"             regulatory announcements required by the Listing Rules of
                     the UK Listing Authority

"Royal Doulton"      Royal Doulton plc

"Royal Doulton       deferred shares of 99p each in the capital of Royal Doulton
Deferred Shares"     to which no rights attach

"Royal Doulton       the directors of Royal Doulton
Directors"

"Royal Doulton       Royal Doulton, its subsidiaries and subsidiary undertakings
Group"               and where the context permits, each of them

"Royal Doulton       the Royal Doulton Incentive Share Plan adopted in 1993
Incentive Share
Plan"

"Royal Doulton       the unaudited interim results of Royal Doulton for the six
Interim Results"     months ended 30 June 2004 as announced on 17 September
                     2004

"Royal Doulton Long The Royal Doulton Long Term Incentive Plan 2003 adopted on Term Incentive Plan 14 May 2003
2003"

"Royal Doulton       holders of Royal Doulton Shares
Shareholder(s)"

"Royal Doulton Share the Royal Doulton plc Share Option Plan 2003 (approved and
Option Plan(s)"      unapproved) adopted on 14 May 2003 and the Royal Doulton
                     Executive Share Option Scheme adopted on 8 November 1993

"Royal Doulton Share the existing unconditionally allotted or issued and fully
(s)" paid ordinary shares of 1p each in the capital of Royal Doulton and any further shares which are unconditionally allotted or issued before the date on which the Offer closes (or such earlier date or dates, not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, 14 January 2005, as Waterford Wedgwood may decide) but excluding in both cases any such shares held or which become held in treasury

"Royal Doulton       all the Royal Doulton Shares other than the 70,339,352
Shares to which the  Royal Doulton Shares already owned by The Waterford
Offer relates"       Wedgwood Group and any Royal Doulton shares held in
                     treasury

"Stock Units"        the ordinary shares and "twinned" income shares in the
                     capital of Waterford Wedgwood and Waterford Wedgwood UK respectively

"subsidiary",        shall be construed in accordance with the Act (but for this
"subsidiary          purpose ignoring paragraph 20(1)(b) of Schedule 4A of the
undertaking",        Act)
"associated
undertaking" and
"undertaking"

"UK" or "United      United Kingdom of Great Britain and Northern Ireland
Kingdom"

"UK Listing          the FSA acting in its capacity as the competent authority
Authority"           for listing under Part VI of the Financial Services and
                     Markets Act 2000

"US Person"          a US person as defined in Regulation S under the US
                     Securities Act of 1933, as amended and the rules and regulations promulgated thereunder

"Waterford           Waterford Wedgwood plc
Wedgwood"

"Waterford Wedgwood  Waterford Wedgwood and its subsidiary undertakings and
Group"               where the context permits, each of them

"Waterford Wedgwood  the existing Waterford Wedgwood ordinary shares of EUR 0.06
Share(s)"            each in the capital of Waterford Wedgwood plc

"Waterford Wedgwood  Waterford Wedgwood U.K. plc, a subsidiary of Waterford
UK "                 Wedgwood

"Wider Royal Doulton Royal Doulton and associated undertakings and any other
Group" body corporate, partnership, joint venture or person in which the Royal Doulton and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent

"Wider Waterford     Waterford Wedgwood and associated undertakings and any
Wedgwood Group"      other body corporate, partnership, joint venture or person in which Waterford Wedgwood plc and such undertakings
                     (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent

All times referred to are London time unless otherwise stated.

Euro exchange rate GBP 0.69 per EUR 1 as per the daily official list of the London Stock Exchange at 16.30, 13 December 2004.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 15 December 2004